News

FOR IMMEDIATE RELEASE

BMO FINANCIAL GROUP REPORTS 29 PER CENT EARNINGS GROWTH
FOR BOTH FISCAL 2003 AND THE FOURTH QUARTER

Better Credit Quality, Solid Revenue Growth and Cost Containment Drive Higher Net Income, and Earnings Improve In All Operating Groups

Fourth Quarter Year-over-Year Highlights1:

•	Net income of $513 million, up 29 per cent from $398 million

•	EPS[2] of $0.97, up 29 per cent, and cash EPS[3] of $1.00, up 27 per cent

•	ROE of 17.9 per cent, up 3.3 percentage points

•	Revenue[3] growth of five per cent despite the weaker U.S. dollar

•	Expenses down four per cent, in part due to the weaker U.S. dollar

•	Provision for credit losses of $95 million, improves from $160 million

•	Productivity ratio improves to 64.0 per cent from 70.1 per cent and cash productivity[3] improves 570 basis points to 63.1 per cent

•	Strong Tier 1 Capital Ratio of 9.55 per cent, up from 8.80 per cent

Fiscal 2003 Year-over-Year Highlights1:

•	Net income of $1,825 million, up 29 per cent from $1,417 million

•	EPS of $3.44, up 28 per cent, and cash EPS of $3.59, up 27 per cent

•	ROE of 16.4 per cent, up 3.0 percentage points

•	Revenue growth of five per cent and expense growth of one per cent

•	Provision for credit losses of $455 million, down from $820 million

•	Productivity ratio improves to 65.7 per cent from 68.1 per cent and cash productivity improves 260 basis points to 64.5 per cent

•	All operating groups improve productivity by more than 150 basis points

•	BMO achieves all financial targets for 2003

•	Quarterly dividends rise 16.7 per cent

1.	There were $39 million ($25 million after tax) of acquisition-related costs in the fourth quarter of 2002 and $62 million ($39 million after tax) of such costs in fiscal 2002 that were designated as non-recurring, increasing earnings per share (EPS) by $0.05 and $0.08, respectively, in those periods. We have discontinued disclosures of results excluding non-recurring items, as explained in the Note on Performance Analysis and Performance Relative to Targets section.

2.	All earnings per share (EPS) measures in this release refer to diluted EPS, unless specified otherwise.

3.	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the following table and explained in the section referenced in note 1 above. The adjustment that changes GAAP revenue to its taxable equivalent basis (teb) is discussed in the revenue section of Management’s Discussion and Analysis.

Summary Data

		Increase/			Increase/		Increase/
		(Decrease)			(Decrease)		(Decrease)
($ millions, except per share data and as noted)	Fiscal 2003	vs. Fiscal 2002		Q4-2003	vs. Q4-2002		vs. Q3-2003

Revenue (teb)	9,271	412	5%	2,411	122	5%	77	3%
Provision for credit losses	455	(365)	(45%)	95	(65)	(41%)	5	6%
Non-interest expense	6,087	57	1%	1,545	(59)	(4%)	60	4%
Income taxes (teb)	840	310	58%	242	132	+100%	3	2%
Net income	1,825	408	29%	513	115	29%	9	2%

Amortization of intangible assets (after tax)	79	4	4%	18	(4)	(19%)	(1)	(8%)
Cash net income	1,904	412	28%	531	111	26%	8	2%
Earnings per share — diluted ($)	3.44	0.76	28%	0.97	0.22	29%	0.02	2%
Cash earnings per share — diluted ($)	3.59	0.76	27%	1.00	0.21	27%	0.01	1%
Return on equity (ROE)	16.4%		3.0%	17.9%		3.3%		(0.1%)
Cash ROE	17.1%		2.9%	18.5%		3.1%		(0.3%)
Non-interest expense-to-revenue ratio	65.7%		(2.4%)	64.0%		(6.1%)		0.3%
Cash non-interest expense-to-revenue ratio	64.5%		(2.6%)	63.1%		(5.7%)		0.5%
Average net interest margin	1.91%		(0.08%)	1.91%		(0.01%)		0.07%

Operating Group net income:
Personal and Commercial Client Group	946	128	16%	255	39	18%	8	3%
Private Client Group	136	65	93%	41	35	+100%	4	11%
Investment Banking Group	722	121	20%	187	35	22%	(1)	(1%)
Corporate Support, including T&S	21	94	+100%	30	6	21%	(2)	(3%)

BMO Financial Group net income	1,825	408	29%	513	115	29%	9	2%

Toronto, November 25, 2003 – BMO Financial Group reported net income of $1,825 million for its fiscal year ended October 31, 2003, up $408 million or 29 per cent from a year ago. Earnings per share (EPS) of $3.44 rose 28 per cent. Cash net income, which reflects the add-back of the after-tax amortization of intangible assets, was $1,904 million and cash EPS was $3.59.

“BMO’s strong fourth quarter results wrapped up a very successful year,” said Tony Comper, Chairman and Chief Executive Officer, BMO Financial Group. “Income was up sharply and we achieved all of our financial targets. Results were higher in all of our operating groups and they each improved their cash productivity ratio by more than 150 basis points, our number one priority for the year. These successes were reflected in a 33 per cent total shareholder return for 2003.”

The $408 million increase in net income and $0.76 growth in EPS from fiscal 2002 were primarily driven by lower provisions for credit losses ($253 million and $0.50 per share), higher business income in our operating groups ($170 million and $0.34 per share) and reduced net investment securities losses ($73 million and $0.14 per share). These were partially offset by a higher effective tax rate (-$88 million and
-$0.17 per share) and the effects of a small increase in average outstanding diluted common shares (-$0.05 per share).

A $365 million reduction in the provision for credit losses was due to an overall improvement in credit performance year-over-year.

Revenue increased $412 million or five per cent, as growth was solid in all operating groups. Personal and Commercial Client Group revenue rose on continued strong volume growth across all products in Canada and the United States, although the U.S. growth was offset by the effect of the decline in the Canadian/U.S. dollar exchange rate. In Canada, growth was primarily in the personal segment, led by retail deposits, card services and residential mortgages. Private Client Group revenue rose on improving market fundamentals and stronger performance in direct and full-service investing and investment products. Investment Banking Group results rose on stronger income trust origination activity and higher trading revenue. The incremental effects of acquired businesses and lower investment securities losses also contributed to BMO’s revenue increase, while the lower

Canadian/U.S. dollar exchange rate curtailed growth by three per cent.

Fiscal 2003 non-interest expenses totalled $6,087 million, an increase of $57 million or one per cent from a year ago. The incremental impact of businesses acquired part way through 2002 and in 2003 had the effect of increasing expenses in 2003, relative to 2002, by $180 million. The lower Canadian/U.S. dollar exchange rate had the effect of lowering expenses in 2003 by $181 million. As such, the impact of these two factors offset. Higher performance-based compensation costs, associated with BMO’s 29 per cent increase in net income, increased expenses by $93 million and higher pension costs increased expenses by $78 million. There was a net reduction of other expenses of $113 million, $72 million of which related to reduced professional fees and travel expenses. There were $62 million of acquisition-related costs in 2002. The non-interest expense-to-revenue ratio (also called the productivity ratio) was 65.7 per cent in 2003, compared with 68.1 per cent a year ago; the cash productivity ratio was 64.5 per cent, a 260 basis point improvement. Excluding acquisition-related costs in 2002, cash productivity improved 190 basis points.

In the fourth quarter, BMO announced a $0.02 per share increase in quarterly common share dividends, bringing the increase to $0.05 or 16.7 per cent for the year.

“Fourth quarter results were up sharply from a year ago and quarterly earnings have now increased for the sixth consecutive quarter,” added Mr. Comper. “Our improved credit performance, our success in achieving our productivity goals and the strong earnings performance of the past six months provide great momentum. We will continue our intense focus on further improving productivity in the year ahead and look forward to even better performance.”

Net income for the fourth quarter of 2003 increased $115 million or 29 per cent from the fourth quarter a year ago. Solid revenue growth, reduced expenses and a lower provision for credit losses drove the improvement. Results of a year ago included $39 million ($25 million after tax) of acquisition-related costs, partially offset by proportionately higher tax benefits realized, which resulted in a low effective tax rate.

Each of the operating groups contributed to the 29 per cent improvement in quarterly earnings. Personal and Commercial Client Group continues to generate higher earnings from Canadian operations, which benefited from sustained volume growth in all products, while U.S. operations also improved, continuing its trend of growing earnings in each quarter this year. Private Client Group results were up sharply from last year as revenue increased in the more favourable market environment, while expenses declined. Investment Banking Group’s earnings growth was attributable to equal parts expense reduction and revenue growth, primarily from stronger origination activity. Corporate Support earnings also rose, although its reduced provision for credit losses was offset by the recognition of proportionately lower tax benefits.

Relative to the strong results of the third quarter of 2003, net income rose two per cent, as revenue grew more than expenses. The increase was largely attributable to U.S. retail and business banking and Private Client Group.

Revenue was $2,411 million in the quarter, up $122 million or five per cent from a year earlier, but would have grown by 10 per cent if the U.S. dollar had remained at the exchange rate of a year ago. There was solid growth across each of the operating groups. Strong volume growth in Canadian personal and commercial banking was only partially offset by reduced net interest margins that related to changes in customer product preferences, driven by the competitive environment. In the United States, retail and business banking revenue was substantially unchanged due to the effect of the weaker U.S. dollar, but increased nine per cent on a U.S. dollar basis, driven by loan and deposit growth. Private Client Group also posted strong increases in the more favourable investment climate that boosted client trading activity and fee-based revenue. Investment Banking Group revenue grew on higher equity origination fees and from interest received on previously impaired loans.

Net interest margins are detailed in the table in the revenue section of the MD&A. Net interest margin was 1.91 per cent for fiscal 2003, a decline of 8 basis points from a year ago. Personal and Commercial Client Group net interest margin in Canada was slightly higher than in 2002 but net interest margin declined in the United States and in Investment Banking Group.

Net interest margin of 1.91 per cent in the fourth quarter was down 1 basis point from a year ago. Personal and commercial banking margin fell in Canada, as the competitive environment is driving shifts in customer product preferences. Margins were higher in U.S. retail and business banking and in Investment Banking Group.

Relative to the third quarter, net interest margin rose 7 basis points. Personal and commercial banking margins in Canada declined due to product shifts and the competitive environment, but rose in the U.S. due to growth in higher margin loan and deposit products. Net interest margin also rose in Investment Banking Group.

Non-interest expenses of $1,545 million in the fourth quarter were $59 million or four per cent lower than in 2002 but would have been one per cent higher than a year ago if the Canadian/U.S. dollar exchange rate were unchanged. Results in the fourth quarter of 2002 included $50 million of severance costs and $39 million of acquisition-related costs, while the current period included a $71 million increase in performance-based compensation costs associated with improved results. The productivity ratio was 64.0 per cent in the quarter, significantly improved from 70.1 in the fourth quarter a year ago. The cash productivity ratio was 63.1 per cent, compared with 68.8 per cent a year ago.

Relative to the third quarter, non-interest expenses rose $60 million or four per cent due to higher performance-based compensation costs. Productivity ratios increased somewhat as a result.

Gross impaired loans of $1,918 million decreased by $419 million from a year ago and by $125 million from the third quarter. Impaired loan formations totalled $397 million in the quarter, down $65 million from the fourth quarter of last year, but up $148 million from the third quarter. The latter increase was due primarily to the deterioration of a number of U.S.-based corporate accounts in the electric power generation industry.

The provision for credit losses was $455 million for 2003, down from $820 million in the prior year. In the fourth quarter, the provision was $95 million, down from $160 million a year ago and up $5 million from the third quarter.

The Canadian dollar equivalent of BMO’s U.S. denominated revenues, expenses and provision for credit losses reflected in results in 2003 was lowered by the weakening of the U.S. dollar. The lower translation rate in fiscal 2003 reduced revenue by $264 million, expenses by $181 million and the provision for credit losses by $27 million relative to fiscal 2002. The lower rate in the fourth quarter of 2003, relative to a year earlier, lowered revenue, non-interest expenses and the provision for credit losses in the fourth quarter by $110 million, $78 million and $9 million, respectively. The effect of exchange rate movements is discussed more fully in the discussions of Net Income and Income Taxes in the attached fourth quarter 2003 MD&A.

Annual Targets for 2003, Excluding		Target
Non-Recurring Items	2003 Financial Performance	Met	2004 Financial Targets

Achieve EPS growth of 10 to 15 per cent[1] At the end of the third quarter we indicated we expected to achieve EPS growth of 15 to 20 per cent	24.6 per cent[1] 23.4 per cent cash EPS growth[2]	✓	10 to 15 per cent EPS growth

Achieve an ROE of 14 to 15 per cent At the end of the third quarter we indicated we expected to achieve an ROE of 15 to 16 per cent	16.4 per cent	✓	ROE between 16 and 18 per cent

Maintain an annual provision for credit losses at or below the 2002 level ($820 million) At the end of the third quarter we estimated that the annual provision would be at or below $500 million	$455 million	✓	Provision for credit losses of $500 million or less

Maintain a Tier 1 capital ratio of at least 8.0 per cent	9.55 per cent	✓	Tier 1 capital ratio of at least 8.0 per cent

Improve cash productivity of each operating group by 150 to 200 bps[3,4]	All groups improved by more than 150 bps and BMO improved 190 bps[3]	✓	Improve cash productivity by 150 to 200 bps

1.	Measured against 2002 EPS of $2.76, excluding non-recurring items. Growth on a GAAP basis was 28.4 per cent.

2.	Measured against 2002 cash EPS of $2.91, excluding non-recurring items.

3.	Measured against 2002 productivity, excluding non-recurring items. BMO improved 260 basis points on a reported basis.

4.	Improved cash productivity was not designated as a 2003 financial target. It was added as a priority focus in the first quarter of 2003.

2004 Economic Outlook

Canadian real GDP is estimated to have grown at 2.0 per cent in 2003, as the economy and exports in particular were affected by the SARS crisis, the international ban on Canadian beef exports, a power outage in Ontario and the sharp appreciation of the Canadian dollar. Canadian economic growth is expected to strengthen in 2004, growing at an anticipated 3.3 per cent. Robust U.S. demand should support Canadian exports, though increases in the Canadian dollar in 2003 will temper the gains. The jobless rate is expected to decline modestly and interest rates, which have been at four-decade lows, are expected to rise gradually starting in the summer. We do not anticipate significant change in the Canadian/U.S. exchange rate in 2004. This economic environment should continue to support growth in mortgages and facilitate a pickup in business credit in the year ahead.

U.S. economic growth is estimated to be 3.0 per cent in 2003, as the economy gathered strength over the course of the year. Continued support from expansionary monetary and fiscal policies should sustain the U.S. recovery at a strong pace, with real GDP estimated to grow 4.4 per cent in the year ahead. Interest rates should remain stable in the near term, but start to rise in the spring. Low rates, together with rising employment, should support growth in residential mortgages and consumer credit. Consumer spending should remain firm, though automobile and home sales will likely moderate from their highs of 2003. Business investment and lending are also expected to strengthen.

Note on Performance Analysis and Performance Relative to Targets

Management and certain other observers believe that analyzing results excluding non-recurring items can enhance analysis of financial performance. However, the Securities and Exchange Commission (SEC) enacted rules over the past year that, from that date, severely restrict designating items as non-recurring. This impairs the usefulness of such measures and we discontinued our practice of reporting results excluding non-recurring items. As such, there were no items designated as non-recurring in fiscal 2003. In fiscal 2002 there were $62 million ($39 million after tax) of acquisition-related costs incurred by our Private Client Group that were designated as non-recurring, increasing EPS for the year by $0.08 when stated on a basis that excludes non-recurring items. We continued to assess our 2003 performance relative to EPS growth targets using the 2002 results excluding non-recurring items, a more conservative approach.

Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also provided because analysts frequently focus on these measures and cash EPS is used by Thomson First Call, which tracks third-party earnings forecast estimates that are frequently reported in the media. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

Management’s Responsibility for Financial Information

A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. As in the prior year, BMO will file certifications, signed by the CEO and CFO, with the SEC in the United States in January 2004 when we file our Annual Report and other continuous disclosure documents. In those filings, BMO’s CEO and CFO certify, as required by U.S. law, the appropriateness of BMO’s financial disclosures in the Annual Report and the effectiveness of controls and procedures over those disclosures. Our CEO and CFO voluntarily certify to the SEC the appropriateness of our financial disclosures in BMO’s quarterly results news releases, including the attached unaudited interim consolidated financial statements.

As in prior quarters, BMO’s audit committee reviewed this release, including the attached unaudited consolidated financial statements and the Fourth Quarter 2003 Management’s Discussion and Analysis of Results of Operations and Financial Condition. BMO’s Board of Directors continues to approve these documents prior to their release. Management’s Discussion and Analysis of Results of Operations and Financial Condition (MD&A) for the quarter is attached. A more comprehensive discussion of our businesses, strategies and objectives can be found in the MD&A in BMO’s 2002 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit our web site to view other quarterly financial information.

The 2003 annual MD&A and Bank of Montreal’s audited consolidated financial statements for the year ended October 31, 2003 will be available on our web site at www.bmo.com on or about December 19, 2003.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this news release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2003 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness that impact on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply disruptions; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

INVESTOR AND MEDIA PRESENTATIONS

Investor Presentation Materials

Interested investors, the media and others are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentations and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Quarterly Conference Call and Webcast Presentations

Interested parties are invited to listen to our quarterly conference call on Tuesday, November 25, 2003 at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Friday, December 5, 2003 by calling 416-695-5278 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 5967.

A live webcast of the quarterly conference call can be accessed at www.bmo.com/investorrelations. A replay of the webcast can be accessed on our website until Monday, February 23, 2004.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ian Blair, Toronto, ian.blair@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations Contacts

Susan Payne, Senior Vice-President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Lynn Inglis, Director, Investor Relations, lynn.inglis@bmo.com, 416-867-5452
Amanda Mason, Senior Manager, Investor Relations, amanda.mason@bmo.com, 416-867-3562

Chief Financial Officer

Karen Maidment, Executive Vice-President and Chief Financial Officer,
karen.maidment@bmo.com, 416-867-6776

Corporate Secretary

corp.secretary@bmo.com, 416-867-6785

FOURTH QUARTER 2003 MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (MD&A)

OPERATING OVERVIEW

Value Measures

ROE was 16.4 per cent in fiscal 2003, compared with 13.4 per cent a year ago. The 16.4 per cent return exceeded our annual target of 14 to 15 per cent, and was above our updated expectation of 15 to 16 per cent communicated following the third quarter. Annualized ROE for the fourth quarter of 2003 was 17.9 per cent, up from 14.6 per cent a year ago. In 2004, we are targeting ROE of 16 to 18 per cent.

EPS was $3.44 for the year, an increase of 28 per cent from $2.68 in 2002. Excluding non-recurring items in 2002, EPS increased 25 per cent from $2.76 a year ago. The increase exceeded our annual target of 10 to 15 per cent growth, and was above our updated estimate of 15 to 20 per cent growth we provided following the last quarter. Cash EPS was $3.59, up 27 per cent from $2.83 in 2002. In 2004, we are targeting EPS growth of 10 to 15 per cent.

EPS was $0.97 for the fourth quarter, up 29 per cent from $0.75 in the fourth quarter of 2002 and up $0.02 from the strong third quarter. Excluding non-recurring items of a year ago, EPS was up 21 per cent. Cash EPS for the quarter was $1.00, up from $0.79 in the fourth quarter of 2002 and from $0.99 cents in the third quarter.

Net economic profit of $703 million for 2003 increased from $368 million in 2002 due to higher net income this year. Net economic profit for the quarter was $221 million, compared with $127 million a year ago and $220 million in the third quarter. Net economic profit represents cash net income available to shareholders, less a charge for capital, and is an effective measure of economic value added.

Bank of Montreal common shares provided a total shareholder return (TSR) of 11.3 per cent in the fourth quarter, the third best performance of Canada’s six major banks. The TSR for the twelve months ended October 31, 2003 of 33.4 was above the TSX Composite Total Return of 26.8 per cent, but was the fifth highest of the banks.

BMO’s 5-year average TSR for the period ended October 31, 2003 was 12.9 per cent, up from the 5-year average of 7.9 per cent at the end of 2002. The comparable TSX total return was 6.3 per cent for the most recent five-year period. Although BMO’s 12.9 per cent average return is the lowest of the banks, more recent performance is better, as BMO ranks third for both 2-year and 3-year average total return.

Net Income

Net income for the fiscal year ended October 31, 2003 was $1,825 million, an increase of $408 million or 29 per cent from fiscal 2002. The increase was driven by a $365 million ($253 million after tax) reduction in the provision for credit losses, a $175 million after tax increase in business income in our operating groups, and a $105 million ($73 million after tax) reduction in net losses on investment securities. Those items were partially offset by the $88 million impact of a higher effective income tax rate.

Net income for the fourth quarter was $513 million, an increase of $115 million or 29 per cent from the fourth quarter of 2002. The improvement was broadly based, driven by revenue growth and successful cost containment. All operating groups had revenue growth and lower expenses. A $65 million ($45 million after tax) reduction in the provision for credit losses also contributed to the improvement. Results of a year ago included $39 million of acquisition-related costs ($25 million after tax).

Fiscal 2003 earnings from U.S.-based businesses represented 19 per cent of net income, compared with 31 per cent in the previous year. Earnings from U.S.-based businesses represented 16 per cent of net income in the fourth quarter, compared with 19 per cent a year ago. Improved performance from our Canadian operations, in absolute terms and relative to the U.S., and the weaker U.S. dollar contributed to the shift. Relatively weaker investment banking and wealth management operations in the United States, where uncertain economic conditions had affected client transaction volumes, and non-cash amortization costs of acquired U.S. wealth management businesses also affected the comparative ratios.

BMO has selectively acquired a number of businesses over the past two years in advancing our Canada-U.S. growth strategy. These acquisitions have incremental effects on revenue and expenses that impact the year-over-year comparison of operating results. For acquisitions in 2003, the incremental effects are the revenue and expenses of those businesses that are included in results in fiscal 2003. For acquisitions that were completed in fiscal 2002, the incremental effects are the revenues and expenses of each of those businesses from the beginning of fiscal 2003 until the one-year anniversary of their respective dates of acquisition.

The Canadian dollar equivalent of BMO’s U.S. denominated revenues, expenses and provision for credit losses included in results was lowered by the weakening of the U.S. dollar. For the fiscal year ended October 31, 2003, the Canadian/U.S. dollar exchange rate averaged 1.44, compared with 1.57 in the comparable period a year ago. The lower translation rate caused revenue to decline by $264 million, expenses by $181 million and the provision for credit losses by $27 million for the year. In the fourth quarter, the Canadian/U.S. dollar exchange rate averaged 1.35, compared with 1.57 in the comparable period a year ago. This reduction lowered revenue, expenses and the provision for credit losses in the fourth quarter by $110 million, $78 million and $9 million, respectively.

Foreign exchange revenue related to hedging activities was approximately $18 million for fiscal 2003 and $5 million in the fourth quarter. At the start of each quarter, BMO enters into transactions that are expected to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations in the quarter on our U.S. net income in the quarter. As such, these activities provide some relief from exchange fluctuations within a single quarter, but the sum of the gains for the four quarters in a year is not directly comparable to the impact of year-over-year exchange fluctuations on earnings for a year. The gain or loss from such hedging transactions in future periods will be determined by both future currency fluctuations and the amount of the underlying future transactions, since the transactions are entered into only each quarter and only in relation to net income for the next three months. Each one-cent decrease (increase) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, lowers (increases) BMO’s quarterly earnings by approximately $1 million before income taxes, in the absence of hedging activity.

Revenue

BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level equivalent to amounts that would attract tax at the statutory rate. The teb adjustments for fiscal 2003 totalled $152 million, up from $106 million a year ago. The adjustment totalled $42 million in the quarter, compared with $24 million in the comparable quarter a year ago and $27 million in the third quarter. This year, we refined our policies prospectively to include adjustments for common and certain additional preferred share dividend revenue, resulting in a $71 million increase in the teb adjustment in fiscal 2003 and a $21 million adjustment for the quarter.

Revenue for fiscal 2003 totalled $9,271 million, up $412 million or five per cent from $8,859 million in the prior year. Revenue growth benefited from acquisitions part way through 2002 and in 2003. After adjusting for the $122 million incremental effect of acquired businesses, revenue increased $290 million. As indicated previously, the weaker U.S. dollar lowered revenue by $264 million.

Fourth quarter revenue of $2,411 million increased $122 million or five per cent from the fourth quarter of last year. After adjusting for the $22 million incremental effect of acquired businesses, revenue was $100 million higher than a year ago. The weaker U.S. dollar lowered revenue by $110 million. Relative to the third quarter, revenue rose $77 million or three per cent.

Net Interest Margin

		Increase/		Increase/	Increase/
		(Decrease)		(Decrease)	(Decrease)
(in basis points)	Fiscal 2003	vs. Fiscal 2002	Q4-2003	vs. Q4-2002	vs. Q3-2003

P&C Canada	286	2	279	(10)	(4)
P&C United States	394	(23)	414	8	27

Personal and Commercial Client Group	302	(2)	298	(8)	1
Private Client Group	1,030	72	1,036	91	(44)
Investment Banking Group	97	(11)	97	8	12
Corporate Support, including Technology and Solutions	nm	nm	nm	nm	nm

Total BMO	191	(8)	191	(1)	7

nm — not meaningful

Fiscal 2003 net interest income was $5,051 million, an increase of $116 million or two per cent from 2002, driven by volume growth. Net interest margin averaged 1.91 per cent and was down 8 basis points from the prior year. Average assets of $264 billion were $16 billion higher than a year ago, split equally between personal and commercial banking and Investment Banking Group. Personal and Commercial Client Group net interest margin in Canada was slightly higher than in 2002 but declined in the United States and in Investment Banking Group.

Fourth quarter 2003 net interest income was $1,279 million, up $49 million from a year ago. Net interest margin averaged 1.91 per cent and was down 1 basis point from the fourth quarter of 2002. Average assets of $266 billion were $12 billion higher, with retail assets growing somewhat more than corporate banking assets. Personal and commercial banking margin fell in Canada due to changes in customer product preferences, driven by the competitive environment, but were higher in U.S. retail and business banking and in Investment Banking Group.

Relative to the third quarter, net interest income rose $29 million. Net interest margin improved by 7 basis points and average assets fell $3 billion. Personal and commercial banking margin in Canada declined due to product shifts, but rose in the U.S. due to growth in higher margin loan and deposit products, supported by pricing efforts. Net interest margin also rose in Investment Banking Group.

Non-interest revenue totalled $4,220 million in fiscal 2003, an increase of $296 million from the prior year. A $105 million improvement in investment securities performance, the impact of acquired businesses, higher trading revenue and fees from merger and acquisition and equity origination services contributed to the overall growth. These increases were mitigated by lower securitization revenue, the effects of the weaker U.S. dollar and, generally lower equity-related trading volumes in Private Client Group in the first half of the year.

Fourth quarter 2003 non-interest revenue was $1,132 million, up $73 million from a year ago. The increase was attributable to acquired businesses and higher capital markets fees in Private Client group, partially offset by the effects of the weaker U.S. dollar.

Relative to the third quarter, non-interest revenue rose $48 million. The improvement was largely due to higher capital markets fees, in both Investment Banking Group and Private Client Group, and higher investment securities gains in Corporate Support, partially offset by lower trading revenue in Investment Banking Group.

Non-Interest Expenses

Fiscal 2003 non-interest expenses totalled $6,087 million, an increase of $57 million or one per cent from a year ago. The incremental impact of businesses acquired part way through 2002 and in 2003 had the effect of increasing expenses in 2003, relative to 2002, by $180 million. The lower Canadian/U.S. dollar exchange rate had the effect of lowering expenses in 2003 by $181 million. As such, the impact of these two factors offset. Higher performance-based compensation costs, associated with BMO’s 29 per cent earnings growth, increased expenses by $93 million and higher pension costs increased expenses by $78 million. The higher pension costs were primarily due to lower than expected returns on plan assets in 2002. There was a net reduction of other expenses of $113 million, $72 million of which related to reduced professional fees and travel expenses. There were $62 million of acquisition-related costs in 2002. Severance costs were comparable in the two years.

Non-interest expenses of $1,545 million in the fourth quarter decreased $59 million or four per cent from last year. Excluding the $42 million incremental effect of acquired businesses, expenses declined $101 million or six per cent. The weaker U.S. dollar reduced expenses in 2003 by $78 million. The results of a year ago included $39 million of acquisition-related costs. Adjusting for all of the foregoing differences, expenses would be $66 million higher than a year ago, representing a four per cent increase on this basis. In the fourth quarter of 2003, performance-based compensation costs and pension costs were up $71 million and $21 million, respectively.

Non-interest expenses rose $60 million or four per cent from the third quarter. The increase was attributable to higher performance-based compensation costs.

The expense-to-revenue ratio for fiscal 2003 was 65.7 per cent, down from 68.1 per cent a year ago. The expense-to-revenue ratio in the fourth quarter was 64.0 per cent, compared with 70.1 per cent a year ago and 63.7 per cent in the third quarter. Improving the non-interest expense-to-revenue ratio was a priority at BMO in 2003, and remains so for 2004.

Income Taxes

As explained in the Revenue section, BMO adjusts revenue to a taxable equivalent basis for analysis, with an offsetting adjustment to the provision for income taxes. As such, the provision for income taxes and associated rates are stated on a taxable equivalent basis in this MD&A.

The effective tax rate for fiscal 2003 was 30.8 per cent, up from 26.4 per cent in fiscal 2002 due to recognition of proportionately higher tax benefits in 2002 and a higher portion of income from higher tax-rate jurisdictions in 2003. The effective rate was slightly above last quarter’s estimate of 30 to 30.5 per cent for the year. We estimate that the tax rate in 2004 will be approximately 31.5 per cent and consider that rate to be sustainable.

The provision for income taxes as a percentage of income was 31.5 per cent in the fourth quarter, compared with 21.1 per cent a year ago, and 31.4 per cent in the third quarter. The provision of a year ago reflected the recognition of proportionally higher tax benefits and a higher proportion of income from lower tax-rate jurisdictions.

BMO hedges the foreign exchange risk arising from its net investments in foreign operations by funding the net investment in U.S. dollars. Under the program, the gain or loss from hedging and the unrealized gain or loss from translation of the net investments in foreign operations are charged or credited to retained earnings, but usually are approximately equal and offsetting. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to retained earnings, while the associated unrealized gain or loss on the net investments in foreign operations does not attract income taxes until the investment is liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in exchange rates from period-to-period. This year’s hedging gains have given rise to an income tax charge in retained earnings of $601 million for the year and $235 million for the fourth quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.

Balance Sheet

Total assets of $256.5 billion increased $3.6 billion from October 31, 2002, even though changes in the Canadian/U.S. dollar exchange rate had the effect of reducing assets by $16.4 billion. An $11.1 billion increase in securities was partially offset by a $3.4 billion reduction in net loans and acceptances and a $3.3 billion decline in other assets.

Growth in securities was driven by a $12.7 billion increase in trading securities as corporate debt grew $2.8 billion while corporate equity grew by $9.1 billion in response to market opportunities. Investment securities decreased $1.6 billion, largely due to lower holdings of United States government securities. Unrealized gains on investment securities decreased $9 million from last year-end and $103 million from the third quarter, due to lower unrealized gains on U.S. government securities.

The $3.4 billion reduction in net loans and acceptances was attributable to lower loans to business and governments and related acceptances, which declined $7.2 billion, and to a $2.4 billion decline in securities purchased under resale agreements. These decreases were partially offset by a $6.1 billion increase in residential mortgages and retail loans. The decrease in loans to business and governments reflects weak market demand while the increase in residential mortgages is reflective of strong housing markets and low interest rates.

The decline in other assets was mainly due to lower amounts due from clients, dealers and brokers.

Total liabilities increased $3.0 billion from October 31, 2002, as a $9.7 billion increase in total deposits was partially offset by a $6.7 billion reduction in other liabilities due to small reductions in most categories.

Deposits by banks increased $9.5 billion and continue to provide funding for growth in trading securities. Deposits by business and governments, which account for 42 per cent of total deposits, increased $1.0 billion. Deposits from individuals, which tend to be more stable, increased $2.3 billion in source currency. However, due to the effects of the weaker U.S. dollar, deposits from individuals declined by $0.8 billion and accounted for 43 per cent of total deposits.

Risk Management

The provision for credit losses was $455 million in fiscal 2003, compared with $820 million in 2002. The provision represents 30 basis points of average net loans and acceptances, including securities purchased under resale agreements, compared with 56 basis points a year ago. The lower provision is attributable to the improved credit performance experienced over the year. The provision was lower than our 2003 annual target of at or below $820 million and below our updated estimate of at or below $500 million established following the third quarter.

While we continue to be encouraged by the quality and performance of our loan portfolios, we remain somewhat cautious for the future as an uneven recovery of the U.S. economy could result in further volatility in impaired loan formations in fiscal 2004. In addition, a continuation of the rapid increase in the Canadian dollar could have an impact on the Canadian Commercial/Corporate loan portfolio, particularly affecting those industries that depend heavily on exports or for which there is substantial import competition. At this time, we have not identified any situations resulting from this issue that would have a material impact on the portfolio.

The fourth quarter provision for credit losses was $95 million, compared with $160 million a year ago and $90 million in the third quarter. The quarterly provision represents an annualized 25 basis points of average net loans and acceptances, compared with 43 basis points a year ago. Loan loss recoveries were $28 million in respect of loans written off in prior periods, compared with $17 million of such recoveries in the fourth quarter of last year, and $15 million in the third quarter.

Impaired loan formations totalled $397 million in the quarter, up from $249 million in the third quarter and down from $462 million a year ago. The increase from the third quarter was due primarily to the deterioration of a number of U.S.-based corporate accounts in the electric power generation sector.

Gross impaired loans totalled $1,918 million at the end of the year, down from $2,337 million a year ago, and $2,043 million at the end of the third quarter. Gross impaired loans represented 1.30 per cent of gross loans and acceptances at the end of the year, compared with 1.54 per cent at the end of the 2002 and 1.37 per cent at the end of the third quarter. Gross impaired loans as a percentage of equity and allowance for credit losses improved to 12.2 per cent, down from 15.2 per cent at the end of the 2002 and 12.9 per cent at the end of the third quarter.

Impaired loans, after deduction of specific allowances for credit losses, totalled $1,313 million, compared with $1,568 million at the end of the last year and $1,325 million at the end of the third quarter. The general allowance for credit losses totalled $1,180 million and was unchanged from the prior year. It is maintained to cover any impairment in the loan portfolio that cannot yet be associated with specific loans.

In 2003, BMO sold $288 million of gross non-performing loans, having a net book value of $226 million, for proceeds of $249 million. In the fourth quarter, BMO sold $85 million of gross non-performing loans, having a net book value of $78 million, for proceeds of $80 million. Write-offs totalled $566 million for the year, down from $884 million in 2002. Write-offs during the quarter totalled $185 million.

The net loans exposure to electric power generation companies was approximately $0.7 billion or 0.5 per cent of total net loans and acceptances at the end of the year. We have recorded specific allowances for credit losses of $141 million on the $391 million of electric power generation industry loans classified as impaired. The net loans exposure to the Canadian cattle and related sectors was approximately $1.4 billion or 1.0 per cent of total net loans and acceptances at the end of the year, of which $18 million was classified as impaired.

BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, at 55 per cent and 24 per cent, respectively.

BMO’s market risk and liquidity and funding management practices and key measures were outlined on pages 30 to 34 of the 2002 Annual Report. There have been no material changes to risk levels in liquidity and funding or structural market risk over the quarter. Trading and underwriting risk is generally consistent with that of the previous quarter and BMO continues to be positioned to take advantage of volatility in the interest rate markets. There were no material changes to risk practices in the quarter.

Capital Management

BMO’s Tier 1 capital ratio improved to 9.55 per cent from 9.21 per cent at the end of the third quarter and from 8.80 per cent at the end of last year, primarily because of higher retained earnings. The total capital ratio was 12.09 per cent, unchanged from the third quarter and down from 12.23 per cent at the end of fiscal 2002. The decline was attributable to reduced subordinated debt due to redemptions, including the redemption noted below.

On October 29, 2003, BMO announced that on December 1, 2003, it will redeem its $400 million 5.65 per cent Series A Medium Term Notes that would otherwise mature in 2008. The redemption was prompted by the high yield relative to current market rates.

On August 5, 2003, BMO announced a program to repurchase up to 15 million common shares, or approximately 3.0 per cent of its then issued and outstanding common shares, through a normal course issuer bid. Repurchases can occur up to August 6, 2004. During the quarter, BMO repurchased 283,000 shares at an average cost of $43.82 per share for $12.4 million.

Critical Accounting Policies

The notes to BMO’s October 31, 2002 audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 to the attached October 31, 2003 unaudited consolidated financial statements provides details of changes to significant accounting policies since October 31, 2002, including stock options accounting.

Page 25 of the 2002 Annual Report contains a discussion of certain accounting policies that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

Future Accounting Changes

Due to the Canadian Institute of Chartered Accountant’s (CICA’s) deferral of the effective date, we now expect to adopt the CICA’s new accounting guideline on consolidation of variable interest entities (VIEs) on November 1, 2004. VIEs include customer securitization entities, our high-yield collateralized bond obligations entities and our high-grade structured investments entities. Note 7 to the audited annual consolidated financial statements on page 77 of BMO’s 2002 Annual Report provides information on such entities. There are approximately $40 billion in assets held in these entities that BMO may be required to consolidate as a result of this new guideline.

Since all of these VIEs hold assets that we securitize or manage on behalf of customers, we do not believe it would be meaningful to include these amounts on our balance sheet. As a result, we currently expect that the majority of our arrangements with customer securitization, high-yield collateralized bond obligations and high-grade structured investments entities will be restructured prior to November 1, 2004 in order to meet the criteria for non-consolidation.

Certain mutual funds and personal trusts where we manage the related assets may qualify as VIEs under the current guideline. However, standard setters are reconsidering the applicability of the new rules to mutual funds and personal trusts and, as a result, we expect that they will not be subject to consolidation when we adopt the new rules. We continue to monitor these developments and will update our future MD&A disclosure accordingly.

Credit Rating

BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA-, the best, together with one of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3, below only one of the six major Canadian banks. During the quarter, S&P upgraded its ratings outlook on BMO to stable from negative. Moody’s had similarly upgraded its outlook earlier in the year. Both credit ratings are reflective of high grade, high quality issues.

REVIEW OF OPERATING GROUPS PERFORMANCE

The following sections review the financial results of each of our operating groups for fiscal 2003 and the fourth quarter of 2003, and outline some of their business achievements in the fourth quarter.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. All comparative figures are reclassified to reflect the transfers. Note 9 to the attached interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses.

Operating Groups Summary Income Statements and Statistics for Fiscal 2003 and Q4-2003

	Fiscal Year					Quarter

				Corp.					Corp.
				incl.	Total				incl.	Total
($ millions, except as noted)	P&C	PCG	IBG	T&S	BMO	P&C	PCG	IBG	T&S	BMO

Net interest income (teb)	3,319	544	1,394	(206)	5,051	850	134	350	(55)	1,279
Non-interest revenue	1,451	1,251	1,262	256	4,220	379	335	317	101	1,132

Total revenue (teb)	4,770	1,795	2,656	50	9,271	1,229	469	667	46	2,411
Provision for credit losses	301	2	231	(79)	455	75	—	57	(37)	95
Non-interest expense	3,008	1,576	1,367	136	6,087	762	400	326	57	1,545

Income before income taxes and non-controlling interest in subsidiaries	1,461	217	1,058	(7)	2,729	392	69	284	26	771
Income taxes (teb)	511	81	336	(88)	840	137	28	97	(20)	242
Non-controlling interest in subsidiaries	4	—	—	60	64	—	—	—	16	16

Net income (October 31, 2003)	946	136	722	21	1,825	255	41	187	30	513

Net income (July 31, 2003)						247	37	188	32	504

Net income (October 31, 2002)	818	71	601	(73)	1,417	216	6	152	24	398

Other statistics
Net economic profit	524	(2)	179	nm	703	149	5	50	nm	221
Return on equity	23.0%	7.6%	14.4%	nm	16.4%	24.7%	9.2%	14.7%	nm	17.9%
Cash return on equity	23.8%	10.4%	14.4%	nm	17.1%	25.4%	11.7%	14.7%	nm	18.5%
Non-interest expense-to-revenue ratio	63.1%	87.8%	51.5%	nm	65.7%	61.9%	85.2%	48.9%	nm	64.0%
Cash non-interest expense-to-revenue ratio	62.4%	83.5%	51.5%	nm	64.5%	61.4%	81.7%	48.9%	nm	63.1%
Average net interest margin	3.02%	10.30%	0.97%	nm	1.91%	2.98%	10.36%	0.97%	nm	1.91%
Average common equity	3,944	1,677	4,637	388	10,646	3,943	1,677	4,637	703	10,960
Average assets ($ billions)	109.9	5.3	144.5	4.3	264.0	113.2	5.2	143.8	3.8	266.0
Full-time equivalent staff	19,499	5,436	2,197	6,861	33,933
nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP

		Increase/			Increase/		Increase/
		(Decrease)			(Decrease)		(Decrease)
($ millions, except as noted)	Fiscal 2003	vs Fiscal 2002		Q4-2003	vs. Q4-2002		vs. Q3-2003

Net interest income (teb)	3,319	220	7%	850	34	4%	22	3%
Non-interest revenue	1,451	23	2%	379	10	3%	8	2%

Total revenue (teb)	4,770	243	5%	1,229	44	4%	30	3%
Provision for credit losses	301	21	7%	75	5	7%	—	—
Non-interest expense	3,008	76	3%	762	(5)	(1%)	21	3%

Income before income taxes and non-controlling interest in subsidiaries	1,461	146	11%	392	44	13%	9	3%
Income taxes (teb)	511	16	3%	137	7	4%	3	3%
Non-controlling interest in subsidiaries	4	2	+100%	—	(2)	(100%)	(2)	(100%)

Net income	946	128	16%	255	39	18%	8	3%

Amortization of intangible assets (after tax)	30	(2)	(7%)	7	(1)	(13%)	—	—

Cash net income	976	126	15%	262	38	17%	8	3%

Return on equity	23.0%		2.4%	24.7%		3.1%		0.8%
Cash return on equity	23.8%		2.3%	25.4%		3.0%		0.8%
Non-interest expense-to-revenue ratio	63.1%		(1.7%)	61.9%		(2.8%)		0.1%
Cash non-interest expense-to-revenue ratio	62.4%		(1.6%)	61.4%		(2.7%)		0.2%
Average net interest margin	3.02%		(0.02%)	2.98%		(0.08%)		0.01%
Average assets	109,911	7,860	8%	113,185	7,460	7%	2,669	2%

Results Overview

Net income of $946 million for the year was $128 million or 16 per cent higher than in fiscal 2002. The increase was driven by revenue growth in Canada and a lower effective tax rate. Net income for the fourth quarter of $255 million was up $39 million or 18 per cent from the fourth quarter a year ago, driven by volume growth, lower expenses, and a lower effective tax rate. Net income was up $8 million from the third quarter.

Revenue for the year was $4,770 million, up five per cent on strong volume growth in both Canada and the U.S. In Canada, growth was primarily in the personal segment, led by retail deposits, card services and residential mortgages. The impact of volume growth on U.S. revenue was largely offset by the weaker U.S. dollar. Net interest margin declined slightly as the margin increase in Canada was offset by a decline in the United States.

Revenue for the quarter rose $44 million or four per cent from the fourth quarter a year ago to $1,229 million. In Canada, strong volume growth across all products was partially offset by lower margins in the personal segment due to the competitive rate environment that drove changes in customer product preferences. The low interest rate environment in the commercial segment also contributed to the reduced net interest margin. U.S. retail and business banking revenue remained flat, as growth in loans and deposits and higher net interest margins were offset by the effects of the weaker U.S. dollar.

Revenue rose three per cent from the third quarter, rising two per cent in Canada and seven per cent in the United States. The increase in the U.S. was driven by higher net interest margin and continuing loan and deposit volumes growth. In Canada, moderate growth in the personal segment was partially offset by a decline in the commercial segment. Net interest margins increased one basis point from the third quarter as the increase in the U.S. was offset by a decline in Canada, due primarily to changes in customer product preferences, as discussed above. In Canada, reduced net interest margin is expected in the foreseeable future, given the low interest rate outlook and the competitive retail environment.

Non-interest expenses for the year were up three per cent, as higher performance-based compensation costs, higher employee benefit costs and increased spending on key initiatives more than offset the effects of the weaker U.S. dollar and cost containment initiatives.

Non-interest expenses in the fourth quarter were down $5 million or one per cent from a year ago as costs were reduced in both Canada and in the United States, in part due to the weaker U.S. dollar. Relative to the third quarter, non-interest expenses rose three per cent, as costs were higher in both Canada and the U.S. In Canada, costs rose due to increased performance-based compensation costs, higher severance, and higher advertising and promotion. In Chicagoland, increased performance-based compensation costs and expenses associated with increased volumes offset the favourable currency translation.

The Group’s productivity ratio improved to 63.1 per cent this year, from 64.8 per cent in 2002. In the fourth quarter, the productivity ratio was 61.9 per cent, compared with 64.7 per cent a year ago and 61.8 per cent in the third quarter.

Net income from U.S. operations represented 10 per cent of total net income for the year, compared with 11 per cent for fiscal 2002. The shift is primarily attributable to the strong growth in results of Canadian personal and commercial banking as well as the weakness of the U.S. dollar. Earnings from U.S. operations included in the results above represented 12 per cent of total net income in the fourth quarter, compared with 13 per cent a year ago, and 10 per cent in the third quarter.

BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S-based mid-market business in the Personal and Commercial Client Group on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $574 million of corporate mid-market revenue and $215 million of net income in U.S. results for the year, and $141 million of revenue and $57 million of net income in results for the quarter.

If results of the U.S. mid-market banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 27 per cent of the Group’s earnings in the year, compared with 10 per cent as currently reported, and 28 per cent in the fourth quarter, compared with 12 per cent as currently reported. Revenue from U.S. operations, after including the U.S. mid-market corporate banking unit, would be 26 per cent of the Group’s revenue for the year, compared with 17 per cent as currently reported, and 26 per cent of the Group’s revenue for the quarter, compared with 18 per cent as currently reported. On a similarly adjusted basis, the non-interest expense-to-revenue ratio for 2003 would be 59.6 per cent, compared with the 63.1 per cent as currently reported, and the non-interest expense-to-revenue ratio for the fourth quarter would be 58.3 per cent, compared with the 61.9 per cent currently reported.

Personal and Commercial Client Group adjusted to		Increase/			Increase/		Increase/
include U.S.-based mid-market business		(Decrease)			(Decrease)		(Decrease)
($ millions, except as noted)	Fiscal 2003	vs. Fiscal 2002		Q4-2003	vs. Q4-2002		vs. Q3-2003

Canada — revenue	3,942	246	7%	1,013	45	5%	17	2%
United States — revenue	1,402	(16)	(1%)	357	(15)	(4%)	12	4%

Total revenue (teb)	5,344	230	4%	1,370	30	2%	29	2%

Canada — net income	848	122	17%	225	37	20%	3	1%
United States — net income	313	25	8%	87	4	4%	7	10%

Total net income	1,161	147	14%	312	41	15%	10	3%

Canada — return on equity	29.6%		2.3%	31.1%		3.2%		0.2%
United States — return on equity	13.7%		2.2%	15.2%		1.9%		1.4%
Total — return on equity	22.6%		2.9%	24.2%		3.3%		0.8%

Canada — non-interest expense-to-revenue ratio	60.3%		(1.4%)	59.5%		(2.9%)		0.6%
United States — non-interest expense-to-revenue ratio	57.6%		(1.5%)	54.8%		(1.0%)		(2.0%)
Total — non-interest expense-to-revenue ratio	59.6%		(1.4%)	58.3%		(2.3%)		—

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates were outlined on page 37 of BMO’s 2002 Annual Report. Notable business developments and achievements in the fourth quarter in support of the Group’s 2003 objectives are listed below.

•	In Canada, the most recently available data indicates that BMO continued to rank second in small business lending market share for business loans $5 million and below, and that our market share increased 12 basis points year-over-year to 19.60 per cent. Small business lending market share for business loans $5 million and below declined 22 bps from 19.82 per cent in the third quarter to 19.60 per cent in the fourth quarter. Personal banking market share data indicates that BMO’s market share decreased 30 basis points from the year before to 13.37 per cent, due to the competitive environment.

•	Building on the success of the retail Premium Rate Savings account, a Business Premium Rate Savings (BPRS) account was launched on October 1. BPRS provides business owners with an opportunity to earn investment-type interest rates, on balances up to $500,000, without giving up any of the flexible features of a traditional business savings account.

•	The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased $6.0 billion or 6.6 per cent from the fourth quarter of 2002, and $1.8 billion or 1.9 per cent from the third quarter of 2003. Personal and commercial deposits grew $2.8 billion or 7.7 per cent from a year ago, and $0.8 billion or 2.2 per cent from the third quarter.

•	In the U.S., loans grew US$2.0 billion or 25 per cent for the year. Most of the increase was attributable to mortgage and other consumer loan growth. Deposit growth remains strong, growing eight per cent, or US$1.0 billion for the year.

•	Strong momentum in a difficult economic environment resulted in U.S. business banking loan and deposit volume growth of 11 and 12 per cent respectively.

•	Chicagoland Banking now operates in 153 locations, including seven new branches opened during the fourth quarter, and is targeting to operate in 200 branches within four years.

•	On November 24, subsequent to our year-end, Chicagoland Banking announced its intent to acquire Lakeland Community Bank in Lake County, Illinois. This US$34.6 million acquisition is expected to close by January 31, 2004 and will add US$171 million in assets and two locations to complement our existing 153 branches in the Chicagoland area.

PRIVATE CLIENT GROUP

		Increase/			Increase/		Increase/
		(Decrease)			(Decrease)		(Decrease)
($ millions, except as noted)	Fiscal 2003	vs. Fiscal 2002		Q4-2003	vs. Q4-2002		vs. Q3-2003

Revenue (teb)	1,795	132	8%	469	48	11%	16	4%
Provision for credit losses	2	1	+100%	—	—	—	—	—
Non-interest expense	1,576	33	2%	400	(13)	(3%)	7	2%

Income before income taxes	217	98	82%	69	61	+100%	9	13%
Income taxes (teb)	81	33	66%	28	26	+100%	5	17%

Net income	136	65	93%	41	35	+100%	4	11%

Amortization of intangible assets (after tax)	47	4	9%	10	(3)	(23%)	(2)	(10%)

Cash net income	183	69	61%	51	32	+100%	2	6%

Return on equity	7.6%		2.8%	9.2%		9.1%		1.0%
Cash return on equity	10.4%		2.4%	11.7%		7.2%		0.8%
Non-interest expense-to-revenue ratio	87.8%		(5.0%)	85.2%		(12.9%)		(1.5%)
Cash non-interest expense-to-revenue ratio	83.5%		(5.8%)	81.7%		(11.5%)		(0.9%)
Average net interest margin	10.30%		0.72%	10.36%		0.91%		(0.44%)
Average assets	5,282	(168)	(3%)	5,155	(681)	(12%)	177	4%

Results Overview

Net income for 2003 rose $65 million or 93 per cent to $136 million. Earnings growth was achieved primarily through effective cost containment initiatives implemented in response to challenging market conditions and by moderate revenue growth in our full-service and direct investing businesses, and in investment products. Results in the current year included a $13 million after tax gain on TSX common shares. The prior year’s results included $39 million after tax ($62 million pre tax) of acquisition-related expenses that were previously designated as non-recurring items for reporting purposes.

Net income for the fourth quarter of 2003 was $41 million, an increase of $35 million from a year ago. The prior year’s quarterly results included $25 million after tax ($39 million pre tax) of acquisition-related expenses. Relative to the third quarter of 2003, net income increased by $4 million.

Private Client group has selectively acquired a number of businesses over the past two years (myCFO Inc. and Sullivan, Bruyette, Speros and Blayney Inc. in 2003) in advancing BMO’s Canada-U.S. growth strategy. These acquisitions have incremental effects on revenue and expenses that impact the year-over-year comparison of operating results, as explained in the Net Income section of this MD&A.

Revenue in the fiscal year increased $132 million or eight per cent from a year ago to $1,795 million. Excluding the incremental effect of acquired businesses, revenue increased $27 million or two per cent. Improved earnings on fixed income products, higher fee-based revenues, and an increase in client-trading volumes in the latter half of 2003, as market conditions improved, contributed to increased revenue. The total revenue improvement was lowered by the $51 million effect of the weaker U.S. dollar on U.S.-sourced revenues.

Revenue of $469 million in the fourth quarter rose $48 million or 11 per cent from a year ago. The increase was due primarily to higher client-trading volumes and increased fee-based revenues on higher managed asset values. These improvements were partially offset by the $22 million effect of the weaker U.S. dollar on U.S.-sourced revenues. Relative to the third quarter, revenue improved by $16 million as improving market conditions and a positive impact from revenue generating initiatives drove an increase in client-trading volumes and fee-based revenues.

Non-interest expenses of $1,576 million in fiscal 2003 increased by $33 million or two per cent from a year ago. Excluding the incremental effect of acquired businesses and last year’s acquisition-related costs previously designated as non-recurring, expenses declined $60 million or four per cent. The reduction was attributable to the positive impact of effective cost containment initiatives and the effect of the lower U.S. dollar, partially offset by incremental revenue-based costs. Cost containment initiatives included: reducing third-party service/technology costs, consolidating call center and branch sites, and reducing total staff positions by eight per cent from a year ago. The weaker U.S. dollar lowered total expenses by $59 million.

Non-interest expenses of $400 million in the fourth quarter declined by $13 million or three per cent from a year ago. Lower expenses are attributable to last year’s acquisition-related costs of $39 million, effective cost containment and the $24 million effect of the weaker U.S. dollar. These were partially offset by the incremental effect of acquired businesses and incremental revenue-based costs associated with our 11 per cent revenue growth. Relative to the third quarter of 2003, non-interest expenses increased $7 million or 2 per cent.

The net loss from U.S. operations was $42 million in 2003, compared with a net loss of $60 million a year ago. Revenues of $576 million improved by $77 million, but declined by $27 million excluding the incremental effect of acquired businesses. The decline was due to narrowing spreads earned on loan products, the impact of the weak equity market on trust and investment fees earned, and the effect of the weaker U.S. dollar. Expenses of $636 million rose $39 million. Excluding the incremental effect of acquired businesses and last year’s acquisition-related costs previously designated as non-recurring, expenses declined $53 million or 11 per cent. Expenses were reduced primarily through cost containment initiatives and the realization of synergies from businesses acquired in fiscal 2002.

U.S. operation’s net loss of $8 million in the fourth quarter improved by $21 million from a year ago. Excluding acquisition-related costs of $25 million after tax that were previously designated as non-recurring, the net loss increased by $4 million. Incremental expenses associated with cost containment initiatives that will benefit future periods and costs related to businesses acquired in 2003 contributed to the increase. Relative to the third quarter, net income from U.S. operations was substantially unchanged. Fourth quarter revenue of $145 million rose by $3 million or two per cent from the third quarter, while expenses of $155 million increased by $4 million.

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates are outlined on page 41 of BMO’s 2002 Annual Report. Notable business developments and achievements in the fourth quarter in support of the Group’s 2003 objectives are set out below.

•	The Group’s $282 billion of assets under management and administration and term investments increased $12 billion or four per cent year-over-year.

•	For the second consecutive year, BMO InvestorLine was ranked No. 1 in The Globe and Mail’s annual online brokerage survey. The Globe and Mail cited BMO InvestorLine as its number one choice because of our reasonable costs, well crafted website and availability of tools and services needed to build a successful portfolio. This latest ranking marks BMO InvestorLine’s seventh top score from rating services.

•	Guardian Group of Funds Ltd. continues to outperform most of the mutual fund industry, having achieved positive net sales for the year, compared with net redemptions for the industry as a whole. Strong sales continued in the monthly pay income funds, including the GGOF Diversified Monthly Income Fund that was launched in September.

•	Trades per day increased from the third quarter in our Direct Investing businesses in both Canada and the United States.

•	BMO acquired one-sixth equity participation in a China-based fund management firm, Fullgoal Fund Management Co. Ltd., on September 24, 2003, providing PCG the opportunity to leverage our strong asset management capabilities in a market with high growth potential.

INVESTMENT BANKING GROUP

		Increase/			Increase/		Increase/
		(Decrease)			(Decrease)		(Decrease)
($ millions, except as noted)	Fiscal 2003	vs. Fiscal 2002		Q4-2003	vs. Q4-2002		vs. Q3-2003

Revenue (teb)	2,656	108	4%	667	28	4%	3	—
Provision for credit losses	231	4	1%	57	—	—	(1)	—
Non-interest expense	1,367	(49)	(3%)	326	(29)	(8%)	(12)	(4%)

Income before income taxes	1,058	153	17%	284	57	25%	16	6%
Income taxes (teb)	336	32	11%	97	22	31%	17	20%

Net income	722	121	20%	187	35	22%	(1)	(1%)

Return on equity	14.4%		3.8%	14.7%		4.1%		(0.2%)
Non-interest expense-to-revenue ratio	51.5%		(4.1%)	48.9%		(6.8%)		(2.0%)
Average net interest margin	0.97%		(0.11%)	0.97%		0.08%		0.12%
Average assets	144,449	7,962	6%	143,757	5,297	4%	(5,481)	(4%)

Results Overview

Net income for the year of $722 million was up $121 million or 20 per cent from fiscal 2002. The improvement in results was attributable to revenue growth as well as lower non-interest expenses, reflecting a continued commitment to expense management.

Net income of $187 million for the fourth quarter of 2003 increased $35 million or 22 per cent from the prior year, reflecting revenue growth and lower non-interest expenses. Net income was down marginally from the third quarter.

Revenue of $2,656 million for the year was $108 million or four per cent higher than the prior year. Origination, trading and securitization revenues improved; a robust income trust market contributed to the improved equity origination. The current year results also benefited from a $92 million reduction in net investment securities losses. In 2003, despite difficult market conditions, trading revenues benefited from selective expansion into new products, and trading strategies that related to our areas of existing expertise, and from improved commodities derivatives trading revenue. Mergers and acquisition revenues were also up. Those increases were partially offset by reduced interest income, attributable to lower corporate lending volumes and a flatter yield curve environment, and by reduced cash management revenue. Revenue was reduced $127 million by the weaker U.S. dollar.

Revenue for the fourth quarter of $667 million was four per cent higher than a year ago. Equity and debt origination activities fees were up and the current quarter results also benefited from cash collections on loans previously classified as impaired. Revenue growth was affected by the difficult capital markets environment, reduced corporate lending volumes, the narrowing of spreads earned as higher-yielding assets mature, and the $51 million unfavourable impact of foreign exchange rate movements.

Revenue was up $3 million from the third quarter. Trading revenues declined as capital markets in the third quarter had more favourable proprietary trading conditions and stronger client activity. The decline was offset by improved net interest income related to the collections on the formerly impaired loans and by higher dividend income.

Non-interest expenses in fiscal 2003 were reduced $49 million or four per cent, despite the inclusion of expenses related to Harris Nesbitt Gerard, as a result of a commitment to expense management. Employee costs were down because of reduced incentive-based compensation and reduced staffing levels from the prior year. Premises and other expenses were also lower. In 2003, the lower value of the U.S. dollar reduced expenses by $51 million.

Non-interest expenses of $326 million in the fourth quarter were down $29 million or eight per cent from a year ago, mainly due to expense management and the weaker U.S. dollar. Expenses fell $12 million or four per cent from the third quarter, as a result of lower computer expense, including technology and support costs.

Net income from U.S. operations represented 37 per cent of group net income for the year, compared with 57 per cent in 2002. In the fourth quarter, net income from U.S. operations represented 33 per cent of net income, compared with 51 per cent a year ago and 36 per cent in the third quarter. The negative effects of economic uncertainty on client transaction volumes and the weaker U.S. dollar that persisted through 2003 contributed to the reduction in U.S. sourced income. Improved performance from Canadian operations also affected percentages in 2003.

Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. Currently, the revenue from our mid-market portfolio represents 22 per cent of total Group revenue and 44 per cent of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of the Personal and Commercial Client Group are included in that Group’s section of the MD&A.

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates were outlined on page 44 of BMO’s 2002 Annual Report. Notable business developments and achievements in the fourth quarter in support of the Group’s 2003 objectives are listed below.

•	During the quarter, BMO Nesbitt Burns participated in 109 Canadian corporate debt and equity transactions, raising $14.4 billion. The firm advised on three announced Canadian mergers and acquisitions valued at US$1.2 billion.

•	In the U.S., Harris Nesbitt Gerard Inc., which was created with the acquisition of Gerard Klauer Mattison in July, formally merged with Harris Nesbitt Corp. at the close of the quarter. The integration of these businesses, during the quarter, included a brokerage operation conversion that has resulted in a sharp reduction in clearing costs. Joint marketing efforts and cross-business unit referrals have led to new and enhanced relationships due to the Group’s expanded capabilities. Conferences hosted by IBG business units are enjoying increased attendance by integrating the geographic and sector breadth of the Group’s client base. During the quarter, Harris Nesbitt Gerard served as co-manager on four follow-on equity offerings totalling more than $450 million, including the $230 million offering for The Shaw Group and the $131 million offering for Atari, Inc. In addition, Harris Nesbitt Gerard completed two private placements for healthcare companies and advised on the sale of a telecommunications company.

•	Chicago-based Harris Nesbitt Midwest continued to be successful in winning new mandates and adding new lead relationships to its portfolio, despite increased competition for financing. Harris Nesbitt Midwest was involved in a number of significant transactions, including acting as joint lead arranger, joint book runner and syndication agent in a US$250 million senior credit facility for Seminis Vegetable Seeds, the leading worldwide developer, producer and marketer of vegetable and fruit seeds. Additionally, the firm won a co-manager role in a concurrent US$190 million senior subordinate note issue for Seminis.

•	Harris Nesbitt Energy closed 20 transactions during the quarter, including a US$150 million Initial Public Offering (IPO) for Calpine Royalty Trust and debt capital markets transactions for US$200 million of 4-year senior notes and US$500 million of 7-year senior notes for National Rural Utilities.

•	As activity levels in the sector increased, Harris Nesbitt Media & Communications executed a number of bank and capital markets financings for its clients, including CPK Media, Saga Communications and Monitronics.

•	The Harris Nesbitt Securitization team closed 14 transactions, including three new deals, during the quarter, representing US$468 million in commitments. The addition of these deals, together with the existing portfolio, resulted in the group’s highest quarterly revenues ever. The team also posted its highest annual revenues ever, with year-over-year revenue growth of over 30 per cent.

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase/			Increase/		Increase/
		(Decrease)			(Decrease)		(Decrease)
($ millions, except as noted)	Fiscal 2003	vs. Fiscal 2002		Q4-2003	vs. Q4-2002		vs. Q3-2003

Revenue (teb)	50	(71)	(58%)	46	2	7%	28	+100%
Provision for credit losses	(79)	(391)	(+100%)	(37)	(70)	(+100%)	6	11%
Non-interest expense	136	(3)	(1%)	57	(12)	(14%)	44	+100%

Income before taxes and non-controlling interest in subsidiaries	(7)	323	98%	26	84	+100%	(22)	(41%)
Income taxes (teb)	(88)	229	72%	(20)	77	81%	(22)	(+100%)
Non-controlling interest in subsidiaries	60	—	—	16	1	—	2	—

Net income	21	94	+100%	30	6	21%	(2)	(3%)

Corporate Support

Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source revenues and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.

Results Overview

Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions, and thus, within the results of Corporate Support, including Technology and Solutions. Overall, the Group’s results are largely reflective of Corporate Support activities.

Net income for the year was $21 million, compared with a loss of $73 million in the prior year. The improvement was driven by a lower provision for credit losses, partially offset by lower revenue and higher income taxes.

Net income for the fourth quarter of $30 million was up $6 million from the fourth quarter a year ago. A lower provision for credit losses and lower expenses were partially offset by higher income taxes in the current year. Relative to the third quarter, net income was down $2 million, as higher revenues and lower income taxes were offset by higher non-interest expenses.

Revenue for the year of $50 million was $71 million lower than in 2002 because of higher securitization revenue and higher revenue from our investment portfolio in the prior year. Revenue of $46 million for the fourth quarter of 2003 was up $2 million from a year ago and $28 million relative to the third quarter. The latter increase was partly due to higher net investment securities gains.

Non-interest expenses of $136 million in 2003 were essentially unchanged from the prior year. Expenses were down $12 million from the fourth quarter a year ago due to expense reduction initiatives, but were $44 million higher than in the third quarter, primarily due to increased performance-based compensation and other sundry costs.

Corporate Support is charged with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged to the consolidated organization under GAAP.

Technology and Solutions

Technology and Solutions (T&S) provides information technology planning, strategy and development services, together with transaction processing, sourcing and real estate services for BMO Financial Group.

Business Developments and Achievements

T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. Business developments and achievements supported by T&S in the fourth quarter of 2003 are listed below.

•	Throughout the power outage, T&S maintained critical internal operations to safeguard data and quickly reinstated full services, while supporting the province’s call to maximize energy conservation.

•	T&S launched the Office Connect program on August 1, 2003, with the goal of optimizing desktop services in BMO’s Canadian office towers. By providing a stable, standardized and secure desktop environment, T&S will be able to incorporate automatic processes, such as software distribution and remote troubleshooting, to reduce desktop support costs.

•	T&S achieved the Information Technology Infrastructure Library (ITIL) Level Three software engineering best practices in four development areas that enhance the quality and reliability of software products including: Incident Management, Problem Management, Service Level Management and Financial Management. These industry-recognized standards continue to improve productivity and operational efficiencies by lowering costs, improving resource utilization, availability and reliability, and improving BMO’s IT security.

•	T&S successfully passed the ISO 9001 registration audit for Requirements Management process. Building on the success of the past two years, T&S has best in class processes for Project Management, Testing, and Requirements Management, which help to standardize and maximize our technology services.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

(Canadian $ in millions, except as noted)	For the three months ended

						Change from
	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,
	2003	2003	2003	2003	2002	2002

Income Statement Highlights
Total revenue (teb) (a)	$2,411	$2,334	$2,208	$2,318	$2,289	5.4%
Provision for credit losses	95	90	120	150	160	(40.6)
Non-interest expense	1,545	1,485	1,484	1,573	1,604	(3.6)
Net income	513	504	409	399	398	28.9

Common Share Data ($)
Diluted earnings per share	$0.97	$0.95	$0.77	$0.75	$0.75	$0.22
Diluted cash earnings per share (b)	1.00	0.99	0.81	0.79	0.79	0.21
Dividends declared per share	0.35	0.33	0.33	0.33	0.30	0.05
Book value per share	22.09	21.92	21.34	21.33	21.07	1.02
Closing share price	49.33	44.65	40.10	41.30	38.10	11.23
Total market value of common shares ($ billions)	24.6	22.2	19.9	20.4	18.8	5.8

[Additional columns below]

[Continued from above table, first column(s) repeated]

(Canadian $ in millions, except as noted)	For the twelve months ended

			Change from
	October 31,	October 31,	October 31,
	2003	2002	2002

Income Statement Highlights
Total revenue (teb) (a)	$9,271	$8,859	4.7%
Provision for credit losses	455	820	(44.5)
Non-interest expense	6,087	6,030	0.9
Net income	1,825	1,417	28.8

Common Share Data ($)
Diluted earnings per share	$3.44	$2.68	$0.76
Diluted cash earnings per share (b)	3.59	2.83	0.76
Dividends declared per share	1.34	1.20	0.14
Book value per share	22.09	21.07	1.02
Closing share price	49.33	38.10	11.23
Total market value of common shares ($ billions)	24.6	18.8	5.8

	As at

						Change from
	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,
	2003	2003	2003	2003	2002	2002

Balance Sheet Highlights
Assets	$256,494	$257,685	$257,928	$254,606	$252,864	1.4%
Net loans and acceptances	146,156	147,275	150,724	148,770	149,596	(2.3)
Deposits	171,551	170,902	165,435	162,655	161,838	6.0
Common shareholders’ equity	11,036	10,918	10,580	10,552	10,377	6.4

	For the three months ended					For the twelve months ended

	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
	2003	2003	2003	2003	2002	2003	2002

Primary Financial Measures (%) (c)
Average annual five year total shareholder return	12.9	7.3	3.8	7.5	7.9	12.9	7.9
Diluted earnings per share growth	29.3	46.2	35.1	5.6	+100	28.4	0.8
Diluted cash earnings per share growth (b)	26.6	41.4	37.3	5.3	+100	26.9	(1.0)
Return on equity	17.9	18.0	15.2	14.3	14.6	16.4	13.4
Cash return on equity (b)	18.5	18.8	15.9	15.1	15.4	17.1	14.2
Net economic profit (NEP) growth (b)	74.1	+100	+100	6.7	+100	91.8	(15.2)
Revenue growth	5.4	8.9	(0.6)	5.1	17.3	4.7	(0.0)
Non-interest expense-to-revenue ratio	64.0	63.7	67.2	67.9	70.1	65.7	68.1
Cash non-interest expense-to-revenue ratio (b)	63.1	62.6	66.0	66.6	68.8	64.5	67.1
Provision for credit losses-to-average loans and acceptances (annualized)	0.25	0.24	0.32	0.39	0.43	0.30	0.56
Gross impaired loans and acceptances-to- equity and allowance for credit losses	12.15	12.91	14.88	14.66	15.16	12.15	15.16
Cash and securities-to-total assets ratio	29.1	28.6	26.3	25.4	24.9	29.1	24.9
Tier 1 capital ratio	9.55	9.21	9.10	9.05	8.80	9.55	8.80
Credit rating	AA-	AA-	AA-	AA-	AA-	AA-	AA-

Other Financial Ratios (% except as noted) (c)
Twelve month total shareholder return	33.4	30.6	9.8	18.4	16.2	33.4	16.2
Dividend yield	2.8	3.0	3.3	3.2	3.1	2.7	3.1
Price-to-earnings ratio (times)	14.1	13.6	13.5	14.9	14.0	14.1	14.0
Market-to-book value (times)	2.23	2.04	1.88	1.94	1.81	2.23	1.81
Net economic profit ($ millions) (b)	221	220	140	122	127	703	368
Return on average assets	0.77	0.74	0.64	0.61	0.62	0.69	0.57
Net interest margin	1.91	1.84	1.96	1.94	1.92	1.91	1.99
Non-interest revenue-to-total revenue	47.0	46.5	43.3	45.2	46.3	45.5	44.3
Non-interest expense growth	(3.6)	(0.2)	0.5	7.5	10.7	0.9	6.3
Total capital ratio	12.09	12.09	12.02	12.49	12.23	12.09	12.23
Tier 1 capital ratio — U.S. basis	9.17	8.79	8.62	8.57	8.32	9.17	8.32
Equity-to-assets ratio	5.5	5.4	5.3	5.4	5.3	5.5	5.3

     All ratios in this report are based on unrounded numbers.

(a)	Reported on a taxable equivalent basis (teb) as explained in the “Revenue” section of the “Operating Overview” included in the Management’s Discussion and Analysis.

(b)	Refer to footnote 3 on page one of this quarter’s Press Release for an explanation of cash results. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under generally accepted accounting principles and are unlikely to be comparable to similar measures used by other companies.

(c)	For the period ended, or as at, as appropriate.

Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

(Unaudited)
(Canadian $ in millions, except as noted)	For the three months ended					For the twelve months ended

	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
	2003	2003	2003	2003	2002	2003	2002

Interest, Dividend and Fee Income
Loans	$1,708	$1,773	$1,710	$1,779	$1,802	$6,970	$7,017
Securities	389	411	407	394	374	1,601	1,616
Deposits with banks	98	83	79	96	106	356	502

	2,195	2,267	2,196	2,269	2,282	8,927	9,135

Interest Expense
Deposits	725	770	707	755	809	2,957	3,134
Subordinated debt	54	56	60	65	67	235	294
Other liabilities	179	218	222	217	200	836	878

	958	1,044	989	1,037	1,076	4,028	4,306

Net Interest Income	1,237	1,223	1,207	1,232	1,206	4,899	4,829
Provision for credit losses	95	90	120	150	160	455	820

Net Interest Income After Provision for Credit Losses	1,142	1,133	1,087	1,082	1,046	4,444	4,009

Non-Interest Revenue
Securities commissions and fees	259	228	195	212	196	894	813
Deposit and payment service charges	194	194	183	185	191	756	732
Trading revenues	52	78	85	60	65	275	209
Lending fees	75	73	69	76	79	293	306
Card fees	88	79	64	59	61	290	260
Investment management and custodial fees	75	75	74	79	75	303	314
Mutual fund revenues	84	80	77	80	79	321	309
Securitization revenues	56	54	60	74	71	244	329
Underwriting and advisory fees	66	69	64	69	71	268	228
Investment securities gains (losses)	8	12	(45)	(16)	10	(41)	(146)
Foreign exchange, other than trading	43	45	39	33	42	160	151
Insurance income	31	31	29	33	31	124	105
Other revenues	101	66	63	103	88	333	314

	1,132	1,084	957	1,047	1,059	4,220	3,924

Net Interest Income and Non-Interest Revenue	2,274	2,217	2,044	2,129	2,105	8,664	7,933

Non-Interest Expense
Employee compensation	943	869	844	922	878	3,578	3,403
Premises and equipment	321	301	315	327	377	1,264	1,280
Amortization of intangible assets	23	26	26	30	29	105	87
Other expenses	258	289	299	294	320	1,140	1,260

Total Non-Interest Expense	1,545	1,485	1,484	1,573	1,604	6,087	6,030

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	729	732	560	556	501	2,577	1,903
Income taxes	200	212	135	141	86	688	424

	529	520	425	415	415	1,889	1,479
Non-controlling interest in subsidiaries	16	16	16	16	17	64	62

Net Income	$513	$504	$409	$399	$398	$1,825	$1,417

Preferred dividends	$20	$21	$20	$21	$21	$82	$79
Net income available to common shareholders	$493	$483	$389	$378	$377	$1,743	$1,338
Average common shares (in thousands)	498,934	496,830	495,336	493,702	492,097	496,208	490,816
Average diluted common shares (in thousands)	511,151	507,156	505,412	504,309	500,625	507,009	499,464

Earnings Per Share (Canadian $)
Basic	$0.99	$0.97	$0.78	$0.77	$0.77	$3.51	$2.73
Diluted	0.97	0.95	0.77	0.75	0.75	3.44	2.68
Dividends Declared Per Common Share	0.35	0.33	0.33	0.33	0.30	1.34	1.20

The accompanying notes to consolidated financial statements are an integral part of this statement.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Financial Statements page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)	As at

	October 31,	July 31,	April 30,	January 31,	October 31,
	2003	2003	2003	2003	2002

Assets

Cash Resources	$19,860	$19,664	$15,442	$14,820	$19,305
Securities
Investment	19,660	20,051	19,039	18,703	21,271
Trading	35,119	33,945	33,325	31,055	22,427
Loan substitutes	11	6	17	17	17

	54,790	54,002	52,381	49,775	43,715

Loans
Residential mortgages	52,095	50,830	48,661	47,957	47,569
Consumer instalment and other personal	22,103	21,948	21,498	21,287	21,168
Credit cards	2,967	2,904	2,807	2,455	2,280
Businesses and governments	51,889	52,981	56,055	57,713	57,963
Securities purchased under resale agreements	13,276	14,050	17,175	15,033	15,664

	142,330	142,713	146,196	144,445	144,644
Customers’ liability under acceptances	5,611	6,460	6,463	6,272	6,901
Allowance for credit losses (Note 3)	(1,785)	(1,898)	(1,935)	(1,947)	(1,949)

	146,156	147,275	150,724	148,770	149,596

Other Assets
Derivative financial instruments	21,216	21,931	24,826	24,575	22,108
Premises and equipment	2,045	2,069	2,088	2,135	2,159
Goodwill	1,334	1,388	1,373	1,424	1,428
Intangible assets	589	668	686	754	773
Other	10,504	10,688	10,408	12,353	13,780

	35,688	36,744	39,381	41,241	40,248

Total Assets	$256,494	$257,685	$257,928	$254,606	$252,864

Liabilities and Shareholders’ Equity

Deposits
Banks	$24,755	$26,091	$22,891	$17,850	$15,273
Businesses and governments	72,405	69,289	66,689	68,703	71,411
Individuals	74,391	75,522	75,855	76,102	75,154

	171,551	170,902	165,435	162,655	161,838

Other Liabilities
Derivative financial instruments	20,715	21,152	24,728	24,426	22,095
Acceptances	5,611	6,460	6,463	6,272	6,901
Securities sold but not yet purchased	8,255	8,307	8,635	8,393	7,654
Securities sold under repurchase agreements	23,765	23,506	25,793	25,769	24,796
Other	11,259	12,061	11,639	11,273	13,892

	69,605	71,486	77,258	76,133	75,338

Subordinated Debt	2,856	2,907	3,175	3,760	3,794

Shareholders’ Equity
Share capital (Note 6)	5,108	5,089	5,023	5,021	4,976
Contributed surplus	3	2	1	—	—
Retained earnings	7,371	7,299	7,036	7,037	6,918

	12,482	12,390	12,060	12,058	11,894

Total Liabilities and Shareholders’ Equity	$256,494	$257,685	$257,928	$254,606	$252,864

The accompanying notes to consolidated financial statements are an integral part of this statement.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Financial Statements page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended

	October 31,	October 31,	October 31,	October 31,
	2003	2002	2003	2002

Preferred Shares
Balance at beginning of period	$1,472	$1,525	$1,517	$1,050
Issued during the period	—	—	—	478
Translation adjustment on shares issued in a foreign currency	(26)	(8)	(71)	(11)

Balance at End of Period	1,446	1,517	1,446	1,517

Common Shares
Balance at beginning of period	3,617	3,437	3,459	3,375
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plans	11	11	46	44
Issued under the Stock Option Plans	36	10	129	37
Issued on the exchange of shares of subsidiary corporations	—	1	3	3
Issued on the acquisition of a business (Note 5)	—	—	27	—
Repurchased for cancellation (Note 6)	(2)	—	(2)	—

Balance at End of Period	3,662	3,459	3,662	3,459

Contributed Surplus
Balance at beginning of period	2	—	—	—
Stock option expense (Note 2)	1	—	3	—

Balance at End of Period	3	—	3	—

Retained Earnings
Balance at beginning of period	7,299	6,762	6,918	6,257
Net income	513	398	1,825	1,417
Dividends - Preferred shares	(20)	(21)	(82)	(79)
- Common shares	(175)	(147)	(666)	(589)
Net unrealized loss on translation of net investments in foreign operations (1)	(236)	(74)	(614)	(81)
Common shares repurchased for cancellation (Note 6)	(10)	—	(10)	—
Share issue expense, net of applicable income tax	—	—	—	(7)

Balance at End of Period	7,371	6,918	7,371	6,918

Total Shareholders’ Equity	$12,482	$11,894	$12,482	$11,894

(1) Supplemental Disclosure of Net Unrealized Gain (Loss) on Translation of Net Investments in Foreign Operations
Unrealized loss on translation of net investments in foreign operations	$(628)	$(182)	$(1,674)	$(200)
Hedging gain	627	183	1,661	200
Net income tax expense	(235)	(75)	(601)	(81)

Net unrealized loss on translation of net investments in foreign operations	$(236)	$(74)	$(614)	$(81)

The accompanying notes to consolidated financial statements are an integral part of this statement.

Financial Statements page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended

	October 31,	October 31,	October 31,	October 31,
	2003	2002	2003	2002

Cash Flows from Operating Activities
Net income	$513	$398	$1,825	$1,417
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	39	48	153	322
Net (gain) on sale of investment securities	(47)	(58)	(112)	(176)
Net (increase) decrease in trading securities	(1,174)	2,481	(12,692)	(6,227)
Provision for credit losses	95	160	455	820
Gain on sale of securitized loans	(38)	(52)	(157)	(168)
Change in derivative financial instruments
(Increase) decrease in derivative asset	715	(193)	892	1,207
Decrease in derivative liability	(437)	(63)	(1,380)	(1,551)
Amortization of premises and equipment	90	101	375	396
Amortization of intangible assets	26	32	116	100
Future income tax expense (benefit)	9	60	(37)	283
Net increase (decrease) in current income taxes	119	(37)	401	(256)
Change in accrued interest
(Increase) decrease in interest receivable	(3)	18	87	256
Increase (decrease) in interest payable	86	140	(141)	(189)
Changes in other items and accruals, net	47	1,010	1,229	(1,366)

Net Cash Provided by (Used in) Operating Activities	40	4,045	(8,986)	(5,132)

Cash Flows from Financing Activities
Net increase in deposits	649	2,638	9,713	7,548
Net increase (decrease) in securities sold but not yet purchased	(52)	(66)	601	1,045
Net increase (decrease) in securities sold under repurchase agreements	259	4,275	(1,031)	7,316
Net decrease in liabilities of subsidiaries	(842)	(874)	(157)	(1,313)
Repayment of subordinated debt	—	(450)	(752)	(850)
Proceeds from issuance of preferred shares	—	—	—	478
Proceeds from issuance of common shares	47	21	175	81
Share issue expense, net of applicable income tax	—	—	—	(7)
Common shares repurchased for cancellation	(12)	—	(12)	—
Dividends paid	(195)	(168)	(748)	(668)

Net Cash Provided by (Used in) Financing Activities	(146)	5,376	7,789	13,630

Cash Flows from Investing Activities
Net (increase) in interest bearing deposits with banks	(351)	(1,296)	(1,741)	(1,407)
Purchase of investment securities	(7,960)	(11,040)	(29,348)	(37,437)
Maturities of investment securities	3,621	5,911	18,999	27,444
Proceeds from sales of investment securities	3,650	2,629	9,298	9,928
Net (increase) decrease in loans, customers’ liability under acceptances and loan substitute securities	283	(3,198)	760	(5,303)
Proceeds from securitization of loans	—	—	—	519
Net (increase) decrease in securities purchased under resale agreements	774	(754)	2,388	(710)
Proceeds from sale of land	—	122	—	122
Premises and equipment — net purchases	(66)	(178)	(254)	(384)
Acquisitions (Note 5)	—	(159)	(91)	(1,028)

Net Cash Provided by (Used in) Investing Activities	(49)	(7,963)	11	(8,256)

Net Increase (Decrease) in Cash and Cash Equivalents	(155)	1,458	(1,186)	242
Cash and Cash Equivalents at Beginning of Period	2,670	2,243	3,701	3,459

Cash and Cash Equivalents at End of Period	$2,515	$3,701	$2,515	$3,701

The accompanying notes to consolidated financial statements are an integral part of this statement.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Financial Statements page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2003
(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2002 as set out on pages 67 to 93 of our 2002 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada, using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2002, except as described in Note 2.

2.	Changes in Accounting Policy

Stock Options

On November 1, 2002, we changed our accounting for stock options granted on or after that date. Under the new policy, we determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. During the twelve months ended October 31, 2003, we recorded compensation expense of $3 million as a result of this change in accounting policy.

We will not recognize any compensation expense for stock options granted in prior years. When these stock options are exercised, we will include the amount of proceeds in share capital.

During the twelve months ended October 31, 2003, we granted a total of 2,244,800 stock options. The weighted-average fair value of these options was $7.85 per option and was determined using the Rolle-Geske Option Pricing Model, based on the following weighted-average assumptions:

For stock options granted
during the twelve months
ended October 31, 2003

Expected dividend yield	3.2%
Expected share price volatility	23.4%
Risk-free rate of return	4.8%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded employee compensation expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

	For the three months ended		For the twelve months ended

	October 31,	October 31,	October 31,	October 31,
(Canadian $ in millions, except as noted)	2003	2002	2003	2002

Stock option expense included in employee compensation expense	$1	$—	$3	$—

Net income, as reported	$513	$398	$1,825	$1,417
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	11	12	43	47

Pro forma net income	$502	$386	$1,782	$1,370

Earnings per share (Canadian $)
Basic, as reported	$0.99	$0.77	$3.51	$2.73
Basic, pro forma	0.97	0.74	3.43	2.63
Diluted, as reported	0.97	0.75	3.44	2.68
Diluted, pro forma	0.94	0.73	3.35	2.59

Further information on this new accounting policy is contained in Note 16 to our consolidated financial statements for the year ended October 31, 2002 on pages 81 to 84 of our 2002 Annual Report.

Derivative Financial Instruments

On November 1, 2002, we adopted the Canadian Institute of Chartered Accountants’ new accounting requirements for derivatives under which all derivatives are marked to market unless they meet criteria for hedging. There is no impact on our results for the twelve months ended October 31, 2003 as we changed our hedge criteria for derivatives when the equivalent requirements were implemented under United States GAAP on November 1, 2000.

Further information on this new accounting policy is contained in Note 23 to our consolidated financial statements for the year ended October 31, 2002 on pages 86 to 90 of our 2002 Annual Report.

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans and credit commitments.

A continuity of our allowance for credit losses is as follows:

	For the three months ended		For the twelve months ended

	October 31,	October 31,	October 31,	October 31,
(Canadian $ in millions)	2003	2002	2003	2002

Balance at beginning of period	$1,904	$1,880	$1,949	$1,949
Provision for credit losses	95	160	455	820
Recoveries	28	17	88	68
Write-offs	(185)	(96)	(566)	(884)
Foreign exchange and other	(51)	(12)	(135)	(4)

Balance at end of period	1,791	1,949	1,791	1,949

Comprised of:
Loans	1,785	1,949	1,785	1,949
Credit commitments	6	—	6	—

	$1,791	$1,949	$1,791	$1,949

Financial Statements page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2003
(Unaudited)

4.	Guarantees

Guarantees include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds. In addition, contracts under which we may be required to make payments if a third party fails to perform under the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.

In the normal course of business we enter into a variety of guarantees, the most significant of which are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees (as discussed in Note 5 to our consolidated financial statements for the year ended October 31, 2002, on page 75 of our 2002 Annual Report) represent our obligation to make payments to third parties on behalf of our customers if our customers are unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees was $11,170 million as at October 31, 2003. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. In most cases, these commitments expire within three years without being drawn upon. No amount has been included in our Consolidated Balance Sheet as at October 31, 2003 related to these standby letters of credit and guarantees.

Commitments to Extend Credit

Commitments to extend credit (as discussed in Note 5 to our consolidated financial statements for the year ended October 31, 2002, on page 75 of our 2002 Annual Report) include backstop liquidity facilities. Backstop liquidity facilities are provided to asset-backed commercial paper programs administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets or, in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy. The maximum potential payments under these backstop liquidity facilities were $36,560 million as at October 31, 2003. The facilities’ terms can be several years, but are generally no longer than one year. None of the backstop liquidity facilities that we have provided have been drawn upon. No amount has been included in our Consolidated Balance Sheet as at October 31, 2003 related to these facilities.

Credit Enhancement

Credit enhancement protects investors in asset-backed commercial paper in the event that the conduit’s cash flows are insufficient to retire its commercial paper notes upon maturity. The amount and type of credit enhancement support may come from various parties, including the entity from which the assets were purchased and other acceptable providers. Each transaction within a conduit is structured with credit enhancement so that the commercial paper program will receive an investment grade rating. Where warranted, we provide partial credit enhancement facilities to transactions within asset-backed commercial paper programs administered by us to ensure a high investment grade credit rating is achieved for notes issued by the programs. These facilities can take the form of either program level letters of credit ($240 million is included in standby letters of credit and guarantees as at October 31, 2003) or backstop liquidity facilities ($996 million is included in commitments to extend credit as at October 31, 2003). The terms of these facilities are between one and three years. None of the credit enhancement facilities that we have provided have been drawn upon. No amount has been included in our Consolidated Balance Sheet as at October 31, 2003 related to these facilities.

Derivatives

Certain of our derivative instruments (as discussed in Note 23 to our consolidated financial statements for the year ended October 31, 2002, on pages 86 to 90 of our 2002 Annual Report) meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $5,282 million as at October 31, 2003. The fair value of the related derivative liability as at October 31, 2003 was less than $1 million and was included in derivative financial instruments in our Consolidated Balance Sheet.

Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity or equity at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options is equal to their notional amount of $3,941 million as at October 31, 2003. The fair value of the related derivative liability as at October 31, 2003 was $132 million and was included in derivative financial instruments in our Consolidated Balance Sheet.

Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between the market interest rate and the strike price of the instrument. The maximum amount payable under these contracts is not determinable due to their nature. The fair value of the related derivative liability as at October 31, 2003 was $56 million and was included in derivative financial instruments in our Consolidated Balance Sheet.

In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risk.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. We also indemnify directors and officers, to the extent permitted by law, against certain claims that may be made against them as a result of their being, or having been, directors or officers at the request of the Bank. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications. No amount has been included in our Consolidated Balance Sheet as at October 31, 2003 related to these indemnifications.

Financial Statements page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2003
(Unaudited)

5.	Acquisitions

On July 3, 2003, we completed the acquisition of all outstanding voting shares of Gerard Klauer Mattison & Co., Inc. (GKM), a New York-based mid-market investment banking firm. The results of GKM’s operations have been included in our consolidated financial statements since that date. The acquisition establishes an equity research, sales and trading platform with offices in New York, Boston, Chicago, San Francisco and Los Angeles. The purchase price of $40 million consisted of cash consideration of $18 million and 504,221 of our common shares valued at $22 million. The number of common shares issued was determined pursuant to a formula in the acquisition agreement. Goodwill related to this acquisition is not deductible for tax purposes. GKM is part of our Investment Banking Group. In addition, we placed 130,330 of our common shares valued at $5 million in escrow, to be paid to key employees of GKM who have become employees of the Bank. This amount has been recorded as other assets in our Consolidated Balance Sheet and will be recorded as employee compensation expense over three years.

On November 1, 2002, we completed the acquisition of certain assets of myCFO, Inc., a California-based provider of customized investment and wealth management services to high net worth individuals and families, for total cash consideration of $61 million. The results of myCFO, Inc.’s operations have been included in our consolidated financial statements since that date. The acquisition of myCFO, Inc. provides the Bank with entry into key markets in California, Colorado and Georgia. As part of this acquisition, we acquired a customer relationship intangible asset, which will be amortized on a straight-line basis over 14 years, a technology intangible asset valued at $6 million, which will be amortized on a straight-line basis over five years, and a brand intangible asset valued at $1 million, which has an indefinite life. Goodwill related to this acquisition is deductible for tax purposes. myCFO, Inc. is part of our Private Client Group.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	GKM	myCFO, Inc.

Cash resources	$1	$—
Securities	2	—
Premises and equipment	7	7
Other assets
Customer relationship intangible assets	15	9
Other intangible assets	—	7
Goodwill	15	43
Other	41	5

Other assets	71	64

Total assets	81	71

Liabilities	41	10

Purchase price	$40	$61

The allocation of the purchase price for GKM continues to be subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

6.	Share Capital

On August 8, 2003, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares. During the three months ended October 31, 2003, we repurchased 282,800 shares at an average cost of $43.95 per share, totalling $12 million.

Outstanding (a)

(Canadian $ in millions, except as noted)	October 31, 2003

		Principal
	Number	Amount	Convertible into...

Preferred Shares
Class B – Series 3	16,000,000	$400	common shares (b)
Class B – Series 4	8,000,000	200	common shares (b)
Class B – Series 5	8,000,000	200	—
Class B – Series 6	10,000,000	250	common shares (b)
Class B – Series 10	12,000,000	396	common shares (b)

		1,446
Common Shares	499,632,368	3,662	—

Total Outstanding Share Capital		$5,108

Stock options issued under Stock Option Plans		n/a	35,212,440 common shares

(a)	For additional information refer to Note 15 to our consolidated financial statements for the year ended October 31, 2002 on pages 80 and 81 of our 2002 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

n/a – not applicable

7.	Legal Proceedings

During the quarter ended April 30, 2003, claims were made against the Bank in relation to the termination of certain derivative positions. Based upon information presently available, counsel for Bank of Montreal is not in a position to express an opinion as to the likely outcome of any of these actions. Management is of the view that the Bank has strong defences to these claims, including offsetting counterclaims, and does not expect the claims to have a material adverse effect on the consolidated financial position or results of the Bank’s operations.

8.	United States Generally Accepted Accounting Principles

Reporting under United States generally accepted accounting principles (US GAAP) would have resulted in consolidated net income of $500 million, basic earnings per share of $0.97 and diluted earnings per share of $0.94 for the three months ended October 31, 2003 compared to $378 million, $0.73 and $0.72, respectively, for the three months ended October 31, 2002. For the twelve months ended October 31, 2003, reporting under US GAAP would have resulted in consolidated net income of $1,782 million, basic earnings per share of $3.43 and diluted earnings per share of $3.35, compared to $1,360 million, $2.61 and $2.57, respectively, for the twelve months ended October 31, 2002.

Financial Statements page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2003
(Unaudited)

9.	Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group (Canadian $ in millions, except as noted)

	Personal and Commercial		Private		Investment
	Client Group (a)		Client Group (b)		Banking Group (c)

	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,
For the three months ended	2003	2002	2003	2002	2003	2002

Net Interest Income and Non-Interest Revenue (e)
Canada	$989	$948	$323	$280	$311	$261
United States	216	217	145	139	320	342
Other Countries	24	20	1	2	36	36

Total	$1,229	$1,185	$469	$421	$667	$639

Net Income
Canada	$206	$173	$48	$34	$107	$57
United States	30	28	(8)	(29)	61	78
Other Countries	19	15	1	1	19	17

Total	$255	$216	$41	$6	$187	$152

Average Assets ($ in billions)
Canada	$96.7	$89.4	$1.6	$1.5	$76.6	$72.1
United States	16.2	16.0	3.5	4.2	44.4	50.8
Other Countries	0.3	0.3	0.0	0.1	22.7	15.5

Total	$113.2	$105.7	$5.1	$5.8	$143.7	$138.4

	Corporate Support, including
	Technology and Solutions (d)		Total Consolidated

	October 31,	October 31,	October 31,	October 31,
For the three months ended	2003	2002	2003	2002

Net Interest Income and Non-Interest Revenue (e)
Canada	$3	$13	$1,626	$1,502
United States	25	31	706	729
Other Countries	18	—	79	58

Total	$46	$44	$2,411	$2,289

Net Income
Canada	$18	$27	$379	$291
United States	1	(2)	84	75
Other Countries	11	(1)	50	32

Total	$30	$24	$513	$398

Average Assets ($ in billions)
Canada	$(3.9)	$(4.5)	$171.0	$158.5
United States	7.8	8.5	71.9	79.5
Other Countries	—	(0.0)	23.0	15.9

Total	$3.9	$4.0	$265.9	$253.9

	Personal and Commercial		Private		Investment
	Client Group (a)		Client Group (b)		Banking Group (c)

	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,
For the twelve months ended	2003	2002	2003	2002	2003	2002

Net Interest Income and Non-Interest Revenue (e)
Canada	$3,858	$3,626	$1,211	$1,164	$1,206	$918
United States	828	831	576	499	1,290	1,413
Other Countries	84	70	8	—	160	217

Total	$4,770	$4,527	$1,795	$1,663	$2,656	$2,548

Net Income
Canada	$781	$671	$172	$133	$363	$154
United States	98	92	(42)	(60)	270	343
Other Countries	67	55	6	(2)	89	104

Total	$946	$818	$136	$71	$722	$601

Average Assets ($ in billions)
Canada	$93.6	$86.9	$1.5	$1.6	$76.3	$69.3
United States	16.0	14.9	3.8	3.8	48.6	51.4
Other Countries	0.3	0.2	0.0	0.1	19.6	15.8

Total	$109.9	$102.0	$5.3	$5.5	$144.5	$136.5

Goodwill (As At)	$404	$455	$854	$912	$73	$58

	Corporate Support, including
	Technology and Solutions (d)		Total Consolidated

	October 31,	October 31,	October 31,	October 31,
For the twelve months ended	2003	2002	2003	2002

Net Interest Income and Non-Interest Revenue (e)
Canada	$(61)	$(78)	$6,214	$5,630
United States	89	186	2,783	2,929
Other Countries	22	13	274	300

Total	$50	$121	$9,271	$8,859

Net Income
Canada	$14	$(139)	$1,330	$819
United States	18	61	344	436
Other Countries	(11)	5	151	162

Total	$21	$(73)	$1,825	$1,417

Average Assets ($ in billions)
Canada	$(4.1)	$(5.3)	$167.3	$152.5
United States	8.4	9.1	76.8	79.2
Other Countries	(0.0)	0.2	19.9	16.3

Total	$4.3	$4.0	$264.0	$248.0

Goodwill (As At)	$3	$3	$1,334	$1,428

(a)	Personal and Commercial Client Group (P&C) Canada’s financial service providers offer a full range of products and services through its branches, telephone banking, online banking via bmo.com, and a network of automated banking machines. Chicagoland Banking serves individuals and small business/lower middle-market business clients with a full suite of financial products and services through a Community Bank model emphasizing local knowledge and commitment.

(b)	Private Client Group (PCG) offers its clients a broad range of wealth management services and products, including full service and direct investing, private banking and investment products. The group provides North American investors with the tools they need to accumulate, protect and grow their financial assets. PCG serves the mainstream, affluent, high net worth, ultra-high net worth and institutional North American market segments.

(c)	Investment Banking Group (IBG) combines all of the businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

(d)	Corporate Support includes the corporate units that provide expertise and governance support to the Bank in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. The group’s operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and the Bank’s overall asset-liability structure. Technology and Solutions manages, maintains and governs information technology, processing, real estate and sourcing for the Bank. The group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Corporate Support, including Technology and Solutions, includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

(e)	Reported on a taxable equivalent basis which represents an adjustment to interest income to gross up the tax-exempt income earned on common and preferred shares to an amount which, had it been taxable at the statutory rate, would result in the same after-tax net income as appears in the financial statements. This results in a better reflection of the pre-tax economic yield of these assets and facilitates uniform measurement and comparison of net interest income. The taxable equivalent adjustment previously had been applied to distressed preferred shares and certain other preferred shares. Effective for the quarter ending January 31, 2003, the taxable equivalent adjustment is applied to tax free income on all preferred and common shares. The impact of this change is an increase in the Investment Banking Group’s net interest income and income tax of $21 million for the three months ended October 31, 2003 and $71 million for the twelve months ended October 31, 2003. The taxable equivalent adjustment for the Bank was $42 million for the three months ended October 31, 2003, and $152 million for the twelve months ended October 31, 2003. The comparative taxable equivalent adjustments for 2002 were $24 million and $106 million, respectively.

Financial Statements page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2003
(Unaudited)

9.	Operating and Geographic Segmentation (continued)

During the quarter ended January 31, 2003, certain enhancements were reflected in funds transfer pricing related to Harris Bank businesses. Harris Bank implemented a new instrument-level matched-maturity funds transfer pricing system. Concurrently, certain Harris Bank portfolios were transferred from the operating groups to Corporate Support to facilitate asset-liability management. The new system and portfolio transfers shift structural interest rate risk from the business units to the Corporate Support group. Refinements to the Bank’s funding and cost allocations have also been implemented. All of these enhancements have been applied retroactively and prior period results of the operating groups and Corporate Support, and geography on a segmented basis, have been restated accordingly. The impact of these changes on each operating group’s total results for the three months ended October 31, 2002 was an increase (decrease) in net interest income and non-interest revenue and net income as follows: Personal and Commercial Client Group — $(20) million and $(41) million; Private Client Group — $(12) million and $(7) million; Investment Banking Group — $5 million and $6 million; and Corporate Support, including Technology and Solutions — $27 million and $42 million, respectively. The impact of these changes on each operating group’s results for the twelve months ended October 31, 2002 was an increase (decrease) in net interest income and non-interest revenue and net income as follows: Personal and Commercial Client Group — $(105) million and $(153) million; Private Client Group — $(35) million and $(25) million; Investment Banking Group — $17 million and $12 million; and Corporate Support, including Technology and Solutions — $123 million and $166 million, respectively. The impact on the three and twelve months ended October 31, 2003 is not determinable.

Basis of presentation of results of operating groups:

Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term.

Provisions for credit losses (PCL) allocated to the banking groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under generally accepted accounting principles (GAAP) are allocated to the Corporate Support Group.

Segmentation by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the quarters in fiscal 2003, for which consolidated PCL is based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

Financial Statements page 9